Exhibit 99.1

PINTEC ANNOUNCES THIRD QUARTER 2018 UNAUDITED FINANCIAL RESULTS

Beijing, November 28, 2018 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (NASDAQ: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights

•                  Total revenues were RMB246.8 million (US$35.9 million), an increase of 43.4% year-over-year from RMB172.1 million in the same period of 2017.

•                  Gross profit increased by 120.8% year-over-year to RMB125.8 million (US$18.3 million). Gross margin expanded to 51.0% from 33.1% in the same period of 2017.

•                  Operating profit was RMB24.0 million (US$3.5 million) compared to an operating loss of RMB9.8 million in the same period of 2017.

•                  Net income was RMB3.4 million (US$0.5 million) compared to a net loss of RMB19.1 million in the same period of 2017.

•                  Adjusted net income1 was RMB15.1 million (US$2.2 million) compared to an adjusted net loss of RMB11.3 million in the same period of 2017.

Third Quarter 2018 Operating Highlights

•                  Total loan originations in the third quarter of 2018 were RMB2.7 billion (US$402.3 million), representing a decrease of 34.1% from the same period of 2017.

•                  Loan outstanding balance was RMB6.4 billion (US$961.4 million) as of September 30, 2018, representing an increase of 50.7% from September 30, 2017.

•                  Delinquency

The following table provides delinquency rates for all loans facilitated by the Company as of the dates indicated:

	Delinquent for
	16 - 30 days	31 - 60 days	61 - 90 days
December 31, 2016	0.47%	0.76%	0.63%
December 31, 2017	1.11%	1.02%	0.74%
September 30, 2018	1.37%	2.44%	2.41%

1  Adjusted net income is a non-GAAP financial measure, representing net income before share-based compensation expenses. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Mr. Wei Wei, Chief Executive Officer of PINTEC, commented, “Following our successful initial public offering in October 2018, and despite the recent market volatilities, our artificial intelligence and big data powered fintech solutions and tools continued to provide value to our institutional clients. Our strong third quarter performance resulted from the constant optimization of our services for our financial and business partners and the expansion of our capabilities to reach and cover more institutional clients. We established strategic partnerships with an influential domestic financial group and a large international financial group where we provided them with our lending solutions. These services will enable us to deepen our relationship with financial partners and generate stable revenue streams in the long term. In addition, we are actively engaging other licensed financial institutions for potential partnerships and making meaningful progress in our overseas expansion plan. Going forward, our goals include diversifying our revenue sources, reducing our market risks, and sustaining our profitable growth.. We are confident that we have the management team, technology and strategy in place to thrive under any market condition.”

Mr. Steven Sim, Chief Financial Officer of PINTEC, stated, “Despite the recent softening economic outlook and regulatory uncertainties, during the third quarter of 2018, we continued to grow our revenue by 43.4% and gross profit by 120.8% year over year. Also, our adjusted net income increased to RMB 15.1 million from a net loss of RMB11.3 million in the same period of 2017. Going forward, we will continue to invest in our core technology competence, minimize our exposure to market risks, and maximize the value for our business and financial partners as well as our shareholders.”

Third Quarter 2018 Financial Results

Total Revenues

Total revenues in the third quarter of 2018 increased by 43.4% year-over-year to RMB246.8 million (US$35.9 million) from RMB172.1 million in the same period of 2017.

•                  Revenues from technical service fees increased by 31.7% to RMB173.4 million (US$25.2 million) in the third quarter of 2018 from RMB131.6 million in the same period of 2017. The growth was primarily attributable to the significant increase in monthly service fees, which resulted from the growth in the outstanding balance of loans, in particular, personal installment loans.

•                  Revenues from installment service fees in the third quarter of 2018 increased by 81.0% to RMB71.4 million (US$10.4 million) from RMB39.4 million in the same period of 2017. The growth was driven by an increase in the on-book installment loans volume with their improved fee arrangements, as well as a trend moving towards developing the installment loans with higher margins and longer terms.

•                  Revenues from wealth management service fees in the third quarter of 2018 increased by 100.6% to RMB2.0 million (US$0.3 million) from RMB1.0 million in the same period of 2017. The increase was primarily attributable to the development and expansion of the wealth management services.

Cost of Revenues

Cost of revenues increased by 5.1% in the third quarter of 2018 to 120.9 million from 115.1 million in the same period last year. As a percentage of total revenues, cost of revenues decreased to 49.0% in the third quarter from 66.9% in the same period last year. The reduction was primarily due to a 32.8% decrease in the provision for credit losses to 28.1 million in the third quarter of 2018 from 41.7 million in the same period last year which was primarily due to the decrease of financing receivables.

Gross Profit

Gross profit in the third quarter of 2018 increased by 120.8% to RMB125.8 million (US$18.3 million) from RMB57.0 million in the same period of 2017. Gross margin in the third quarter of 2018 expanded to 51.0% from 33.1% in the same period of 2017. The margin expansion was primarily driven by: i) better economies of scale that the Company achieved across its product lines, and ii) bigger proportion of higher-margin products such as personal installment loans than lower-margin products such as point-of-sale installment loans.

Operating Expenses

Total operating expenses in the third quarter were RMB101.8 (US$14.8 million) compared to RMB66.8 million in the same period of 2017.

•                  Sales and marketing expenses in the third quarter of 2018 decreased by 5.0% to RMB18.4 million (US$2.7 million) from RMB19.4 million in the same period of 2017. As a percentage of total revenues, sales and marketing expenses decreased to 7.5% in the third quarter of 2018 from 11.3% in the same period of 2017. The decrease was primarily attributable to the Company’s optimized marketing process and improved marketing efficiency.

•                  General and administrative expenses in the third quarter of 2018 increased to RMB63.0 million (US$9.2 million) or 25.5% of total revenues, from RMB28.3 million or 16.4% of total revenues in the same period of 2017. The increase was primarily due to the increase in bad debt expenses related to the growth of accounts receivable generated from uncollected technical service fees and the increase of accounts receivable with higher credit losses rates.

•                  Research and development expenses increased by 6.4% to RMB20.4 million (US$3.0 million) in the third quarter of 2018 from RMB19.2 million in the same period of 2017. The increase was primarily due to the increased research and development headcount as the Company further enhanced its capabilities in big data and risk management technologies.

Operating Profit / Loss

Operating profit was RMB24.0 million (US$3.5 million) in the third quarter of 2018, compared to an operating loss of RMB9.8 million in the same period of 2017.

Net Income / Loss

Net income in the third quarter of 2018 was RMB3.4 million (US$0.5 million) compared to a net loss of RMB19.1 million in the same period of 2017. Adjusted net income in the third quarter of 2018 was RMB15.1 million (US$2.2 million) compared to an adjusted net loss of RMB11.3 million in the same period of 2017.

Net loss attributable to ordinary shareholders in the third quarter of 2018 was RMB30.8 million (US$4.5 million) compared to RMB30.3 million in the same period of 2017, which was also attributable to the accretion in relation to Pre-IPO preferred shares redemption.

Balance Sheet

As of September 30, 2018, the Company had combined cash and cash equivalents and restricted cash of RMB408.5 million (US$59.5 million) compared to RMB375.9 million as of December 31, 2017.

As of September 30, 2018, the Company had total net financing receivables, including short-term and long-term, declined to 965.0 million (US$140.5 million) at the end of the third quarter from 1,684.8 million at the end of last year, mostly due to our strategy of providing more and more technology sales and consulting services than on-book installment loan services.

Conference Call Information

PINTEC will hold a conference call on Wednesday, November 28, 2018, at 7:00 a.m. Eastern Time or 8:00 p.m. Beijing Time on the same day to discuss its financial results. Listeners may access the call by dialing the following numbers:

International:	+65-6713-5090
United States Toll Free:	+1-866-519-4004
China:	400-620-8038
Hong Kong Toll Free:	800-906-601
Conference ID:	6694377

The replay will be accessible through December 6, 2018, by dialing the following numbers:

International:	+61-2-8199-0299
United States Toll Free:	+1-855-452-5696
Conference ID:	6694377

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.pintec.com/.

Use of Non-GAAP Financial Measures

In evaluating our business, the Company consider and use adjusted net income/loss as the supplemental measure to review and assess its operating performance. The presentation of the Non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S.GAAP. The Company define adjusted net income/loss as net income/loss excluding share-based compensation expenses.

The Company believes that this non-GAAP financial measure can help the management to evaluate the operating performance and formulate business plans. Adjusted net income/loss enables the management to assess the operating results without considering the impact of share-based compensation expenses. The Company also believes that this non-GAAP financial measure also provides useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net income/loss is that it doesn’t reflect all items of income and expenses that affect the Company’s operations. Share-based compensation expenses may continue to be incurred in the business, and are reflected in the presentation of adjusted net income/loss. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 28, 2018, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, [the Business Outlook and] quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to online consumer finance in China, the Company’s reliance on Jimu Group for a significant portion of our funding and the need to further diversify our financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and PINTEC does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans, business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings; as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact

Joseph Yang

Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622

E-mail:ir@pintec.com

Jack Wang

ICR Inc.

Phone: +1-646-308-1622

E-mail: pintec@icrinc.com

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands, except for share and per share data)	December 31, 2017	September 30, 2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	370,891	316,865	46,136
Restricted time deposits	5,000	91,673	13,348
Short-term investments	2,000	1,659	242
Short-term financing receivables, net	1,506,179	883,437	128,631
Accrued interest receivable, net	7,637	4,323	629
Accounts receivable, net	36,556	55,694	8,109
Prepayments and other current assets	68,903	265,833	38,706
Amounts due from related parties	229,026	529,707	77,127
Total current assets	2,226,192	2,149,191	312,928
Non-current assets:
Long-term financing receivables, net	178,627	81,553	11,874
Long-term investments	6,439	23,875	3,476
Property, equipment and software, net	6,647	7,467	1,087
Intangible assets, net	7,212	5,868	854
Goodwill	25,680	25,680	3,739
Total non-current assets	224,605	144,443	21,030
TOTAL ASSETS	2,450,797	2,293,634	333,958
LIABILITIES
Current liabilities:
Short-term funding debts	1,220,884	995,665	144,972
Accrued interest payable	7,174	13,341	1,942
Accounts payable	43,043	37,160	5,411
Amounts due to related parties	375,369	223,712	32,573
Tax payable	22,386	61,646	8,976
Convertible loans	242,273	—	—
Guarantee liabilities	—	15,765	2,295
Accrued expenses and other liabilities	112,189	110,027	16,019
Total current liabilities	2,023,318	1,457,316	212,188
Non-current liabilities:
Long-term funding debts	469,733	63,502	9,246
Other non-current liabilities	8,821	8,821	1,284
Long-term borrowings	—	68,141	9,922
Amounts due to related parties	11,120	—	—
Total non-current liabilities	489,674	140,464	20,452
TOTAL LIABILITIES	2,512,992	1,597,780	232,640
MEZZANINE EQUITY
Series Seed-A-1 convertible redeemable preferred shares	—	2,577	374
Series Seed-A-2 convertible redeemable preferred shares	—	23,226	3,382
Series Seed-B convertible redeemable preferred shares	—	185,488	27,008
Series Seed-C convertible redeemable preferred shares	—	525,108	76,457
Series A-1 convertible redeemable preferred shares	—	276,449	40,252
Series A-2 convertible redeemable preferred shares	—	415,433	60,488
TOTAL MEZZANINE EQUITY	—	1,428,281	207,961
INVESTED DEFICIT/SHAREHOLDERS’ DEFICIT:
Parent company’s investment deficit	(62,195)	—	—
Ordinary Shares	—	59	9
Additional paid-in capital	—	88,903	12,945
Accumulated other comprehensive income	—	35,982	5,239
Accumulated deficit	—	(857,371)	(124,836)
TOTAL INVESTED DEFICIT/SHAREHOLDERS’ DEFICIT	(62,195)	(732,427)	(106,643)
TOTAL LIABILITIES, MEZZANINE EQUITY, INVESTED DEFICIT/SHAREHOLDERS’ DEFICIT	2,450,797	2,293,634	333,958

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive (loss)/income

	For the Three Months Ended			For the Nine Months Ended
(In thousands, except for share and per share data)	September 30, 2017	September 30, 2018		September 30, 2017	September 30, 2018
	RMB	RMB	USD	RMB	RMB	USD
Revenues:
Technical service fees	131,623	173,360	25,242	269,884	573,063	83,439
Installment service fees	39,447	71,382	10,393	73,811	241,263	35,129
Wealth management service fees	1,003	2,012	293	2,425	10,092	1,469
Total revenues	172,073	246,754	35,928	346,120	824,418	120,037
Cost of revenues:
Funding cost	(20,054)	(32,017)	(4,662)	(45,608)	(125,493)	(18,272)
Provision for credit losses	(41,719)	(28,050)	(4,084)	(67,789)	(83,186)	(12,112)
Origination and servicing cost	(53,326)	(60,866)	(8,862)	(117,675)	(253,774)	(36,950)
Cost of revenues	(115,099)	(120,933)	(17,608)	(231,072)	(462,453)	(67,334)
Gross profit	56,974	125,821	18,320	115,048	361,965	52,703
Operating expenses:
Sales and marketing expenses	(19,375)	(18,405)	(2,680)	(49,952)	(69,669)	(10,144)
General and administrative expenses	(28,262)	(63,003)	(9,173)	(77,480)	(159,591)	(23,237)
Research and development expenses	(19,175)	(20,404)	(2,971)	(52,847)	(59,466)	(8,658)
Total operating expenses	(66,812)	(101,812)	(14,824)	(180,279)	(288,726)	(42,039)
Operating (loss)/profit	(9,838)	24,009	3,496	(65,231)	73,239	10,664

Change in fair value of convertible loans	—	—	—	—	(9,553)	(1,391)
Share of loss from equity method investments	—	(1,324)	(193)	—	(2,049)	(298)
Other (loss)/income, net	(379)	1,061	154	(1,451)	3,890	566
Gain on guarantee liabilities	—	7,862	1,145	—	10,135	1,476
(Loss)/income before income tax expense	(10,217)	31,608	4,602	(66,682)	75,662	11,017
Income tax expense	(8,835)	(28,236)	(4,110)	(8,841)	(59,902)	(8,723)
Net (loss)/income	(19,052)	3,372	492	(75,523)	15,760	2,294
Pre-IPO Preferred shares redemption value accretion	(11,285)	(34,200)	(4,980)	(34,317)	(67,377)	(9,810)
Net loss attributable to ordinary share holders	(30,337)	(30,828)	(4,488)	(109,840)	(51,617)	(7,516)
Net (loss)/income	(19,052)	3,372	492	(75,523)	15,760	2,294
Other comprehensive income:
Foreign currency translation adjustments net of nil tax	84	16,794	2,445	111	35,142	5,117
Total other comprehensive income	84	16,794	2,445	111	35,142	5,117
Total comprehensive (loss)/income	(18,968)	20,166	2,937	(75,412)	50,902	7,411
Pre-IPO Preferred shares redemption value accretion	(11,285)	(34,200)	(4,980)	(34,317)	(67,377)	(9,810)
Comprehensive loss attributable to ordinary shareholders	(30,253)	(14,034)	(2,043)	(109,729)	(16,475)	(2,399)

Pro forma net loss per ordinary share(1)
Basic	(0.48)	(0.45)	(0.07)	(1.77)	(0.76)	(0.11)
Diluted	(0.48)	(0.45)	(0.07)	(1.77)	(0.76)	(0.11)
Pro forma weighted average ordinary shares outstanding(1)
Basic	63,507,546	68,602,327	68,602,327	62,114,691	67,498,718	67,498,718
Diluted	63,507,546	68,602,327	68,602,327	62,114,691	67,498,718	67,498,718

(1)

The Company issued ordinary shares to Jimu Parent ordinary shareholders in connection with the Reorganization in March 2018. Basic and diluted net loss per ordinary share for the three months ended September 30, 2017 and nine months ended September 30, 2017 respectively, reflecting the effect of the issuance of ordinary shares to Jimu Parent ordinary shareholders are presented as if they had been existed since January 1, 2016.

Pintec Technology Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended			For the Nine Months Ended
(In thousands, except for share and per share data)	September 30, 2017	September 30, 2018		September 30, 2017	September 30, 2018
	RMB	RMB	USD	RMB	RMB	USD
Net (loss)/income	(19,052)	3,372	492	(75,523)	15,760	2,294
Add: Share-based compensation expenses	7,787	11,681	1,701	23,245	29,801	4,339
Adjusted net (loss)/income	(11,265)	15,053	2,193	(52,278)	45,561	6,633

Net loss attributable to ordinary shareholders	(30,337)	(30,828)	(4,488)	(109,840)	(51,617)	(7,516)
Add: Share-based compensation expenses	7,787	11,681	1,701	23,245	29,801	4,339
Adjusted net loss per ordinary share	(22,550)	(19,147)	(2,787)	(86,595)	(21,816)	(3,177)
Basic	(0.36)	(0.28)	(0.04)	(1.39)	(0.32)	(0.05)
Diluted	(0.36)	(0.28)	(0.04)	(1.39)	(0.32)	(0.05)
Weighted average number of ordinary shares outstanding
Basic	63,507,546	68,602,327	68,602,327	62,114,691	67,498,718	67,498,718
Diluted	63,507,546	68,602,327	68,602,327	62,114,691	67,498,718	67,498,718